UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Choix, Inc.

Legal status of Issuer:

      Form:

      Corporation

      Jurisdiction of Incorporation/Organization:

      California

      Date of Organization:

      September 3, 2020

Physical Address of Issuer:

1299 Fourth Street, Suite 202E, San Rafael, CA 94901

Website of Issuer:

https://mychoix.co

Current Number of Employees:

2

	Most recent fiscal year-end (2022)	Prior fiscal year-end (2021)
Total Assets	$60,964	$67,418
Cash & Cash Equivalents	$60,964	$67,418
Accounts Receivable	$0	$0
Current Liabilities	$102,725	$52,046
Long-term Debt	$41,070	$40,000
Revenues/Sales	$1,107,298	$542,590
Cost of Goods Sold	$386,429	$193,457
Taxes Paid	$0	$0
Net Income/(Net Loss)	$(1,151,245)	$(5,225)

<p style="text-align:center">Table of Contents</p>

<p style="text-align:center">**May 1, 2023**</p>

<p style="text-align:center">**CHOIX, INC.**</p>



This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Choix, Inc. ("**Choix,**" the "**Company**," "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**" or "**Commission**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at https://mychoix.co no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party or (5) the liquidation or dissolution of the Company.

<p style="text-align:center">The date of this Form C-AR is May 1, 2023.</p>

<p style="text-align:center">***THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.***</p>

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein, including Exhibit A and Exhibit B, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein or therein is accurate only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/ Cindy Adam
_____
(Signature)

Cindy Adam
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Cindy Adam
_____
(Signature)

Cindy Adam
_____
(Name)

Director
_____
(Title)

May 1, 2023
_____
(Date)

/s/ Nitin Rai
_____
(Signature)

Nitin Rai
_____
(Name)

Director
_____
(Title)

May 1, 2023
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
May 1, 2023

CHOIX, INC.



SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this Exhibit A and Exhibit B therein.

Description of the Business

Choix, Inc. is a direct-to-consumer telehealth company that focuses on providing sexual and reproductive healthcare.

The Company is headquartered in California and qualified to conduct business in California, Colorado, Illinois, New Mexico, and Maine. The Company sells its products and services through the internet.

The Company, having sold securities pursuant to Regulation Crowdfunding under the Securities Act of 1933, is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2022. We have filed this report as of the filing date above, and the report may be found on the Company's website.

The information on the Company available on or through our website is not a part of this Form C-AR.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks, including, but not limited to, those noted herein.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

The amount of capital the Company has on hold may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure additional funds. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, a lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently has limited sales and future sources of revenue may not be sufficient to meet our future capital requirements. We may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. In particular, the FDA and state medical agencies regulate and oversee the sales of certain of the medicines we offer. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Recently, although not in states that the Company operates in, certain state legislatures have enacted laws and regulations that restrict or abolish limit certain types of medical treatments and medicines that previously were permitted. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing laws or regulations or imposition of new laws or regulations could have a material adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are subject to a wide range of federal, state, and local laws and regulations that are ever-changing. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide services for our products.

We depend on third party vendors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if vendors do not provide the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if companies to whom we delegate certain services do not perform to our, and our customers', expectations. Our vendors may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two vendors for a particular service.

We rely on various intellectual property rights in order to operate our business.

The Company relies on certain intellectual property rights, particularly trade secrets, to operate its business. The Company's intellectual property rights are unregistered and may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key personnel.

We are dependent on our board of directors, executive officers and key personnel. These persons may not devote their full time and attention to the matters of the Company. The loss of our board of directors, executive officers and key personnel could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

We face various risks as an e-commerce retailer.

The Company is a direct to consumer telehealth company. We may require additional capital in the future to sustain or grow our e-commerce business. Business risks related to our e-commerce business include our inability to keep pace with rapid technological change, failure in our security procedures or operational controls, failure or inadequacy in our systems or labor resource levels to effectively process customer orders in a timely manner, government regulation and legal uncertainties with respect to e-commerce, and collection of sales or other taxes by one or more states or foreign jurisdictions. If any of these risks materialize, they could have an adverse effect on our business. In addition, we may face increased competition in the future, from current internet retailers and those who enter the market. Our failure to positively differentiate our product and services offerings or customer experience from these internet retailers could have a material adverse effect on our business, financial condition and results of operations.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Description of the Business

Choix, Inc. is a direct-to-consumer telehealth company that focuses on providing sexual and reproductive healthcare.

The Company is headquartered in California and qualified to conduct business in California, Colorado, Illinois, New Mexico, and Maine. The Company sells its products and services through the internet.

Business Plan

The Company plans to significantly expand its business by increasing sales and marketing, expanding into new jurisdictions, and investing in technology and product development. Any capital we raise in the future will empower us to increase our sales and marketing efforts, expand our business into new markets and grow out our infrastructure as we continue to aggressively grow and expand our business.

The Company's Products and/or Services

Product / Service	Description	Current Market
Medication Abortion	Virtual consultation, medication, shipping and follow-up care for abortions within the first ten weeks of pregnancy.	Anyone with a uterus between the ages of 15-50 and located in approved jurisdictions.
Emergency Contraception	Virtual consultation, medication and shipping for emergency contraception (Plan B).	Anyone with a uterus between the ages of 15-50 and located in approved jurisdictions.
Hormonal Birth Control	Virtual consultation, medication and shipping for hormonal birth control (pill, patch or ring).	Anyone with a uterus between the ages of 15-50 and located in approved jurisdictions.
Non-Hormonal Birth Control	Virtual consultation, medication and shipping for non-hormonal birth control (Phexxi).	Anyone with a uterus between the ages of 15-50 and located in approved jurisdictions.
UTI Care	Virtual consultation, medication and shipping for recurring or single time urinary tract infections.	Anyone with a uterus between the ages of 15-50 and located in approved jurisdictions.
Cold Sore Treatment	Virtual consultation, medication and shipping for recurring or single time oral herpes.	Anyone with a uterus between the ages of 15-50 and located in approved jurisdictions.
Genital Herpes Treatment	Virtual consultation, medication and shipping for recurring or single time genital herpes.	Anyone with a uterus between the ages of 15-50 and located in approved jurisdictions.

Competition

The markets in which several of our products are sold in the general sexual and reproductive tele-health space are highly competitive. The Company is the first U.S. telehealth company to offer asynchronous abortion care in multiple states. Our primary competitors are HeyJane, Planned Parenthood, and Wisp.

Customer Base

Our patients range from 15-54 in California, Colorado, Illinois, New Mexico, and Maine. We are working to expand the states our products and services are offered in.

Supply Chain

Although the Company is dependent upon certain third-party vendors, the Company has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

The Company currently does not have any registered patents or trademarks.

All intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. In particular, the FDA and various state medical agencies regulate the medicines we may offer and sell in a particular jurisdiction. Recently, although not in states that the Company operates in, certain state legislatures have enacted laws and regulations that restrict or abolish limit certain types of medical treatments and medicines that previously were permitted. These laws and regulations are subject to change and could have a material effect on the Company.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS

The directors, officers, managers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Cindy Adam	CEO, Co-Founder and Chairman	CEO, Co-Founder and Chairman of Choix, Inc., 2020 – Present • Responsible for strategy and driving vision for the future of the Company. Family Nurse Practitioner, East Bay Women's Health Center, 2019 -2021 • Conducted annual exams, prenatal care, menopausal management, screening and treatment of STIs, and contraceptive counseling and care. Family Nurse Practitioner, San Francisco Department of Public Health, Community Health Programs for Youth (CHPY), 2017 - 2020 • Provided sexual and reproductive health, primary care, and urgent care services to youth and young adults at various CHPY clinics throughout San Francisco. Nurse Practitioner, The Pill Club Medical Group 2017 -2019 • Provided direct patient care for contraceptive care via asynchronous telehealth. One of first NPs hired at The Pill Club. Support in development of clinical protocols.	University of California, Santa Barbara, B.A, Global Studies, 2016; University of California, San Francisco, Masters of Science in Nursing, 2015
Jennifer Giroux	Chief Brand Officer	Chief Brand Officer of Choix, Inc., 2022 – Present • Responsible for brand and marketing strategy and execution, as well as agency partnerships for brand, creative and design, messaging, PR / comms, advertising, content and social media. Self-Employed Consultant, Freelance Client Service Professional and Creative Project Manager, 2015 - 2022 • Operational Consulting & Management for traditional, digital, branding & design, experiential agencies. • Client service, brand, account, & project management.	University of Massachusetts, Amherst, B.A, Communications, 1998

		- Business development strategy, pitch development and strategic copywriting. - Creative production, team curation & management.	
Rhonda Pitman	Chief Financial Officer	CFO of Choix, Inc., 2022 – Present - Responsible for financial modeling, ongoing strategy, analysis and financial impacts of business transitions, accounting/bookkeeping and financial reporting. Controller and CFO of Crowns & Hops Inc., 2020 – Present - Financial strategy, financial modeling for fundraising, manufacturing ops/finance, AP/AR, accounting, reporting. CFO and Business Management of Butcher Girls Inc., 2019 – Present - Financial modeling, financial strategy and reporting. CFO and Controller of Revry, 2020 – Present - Developed financial model for Revry as prep for a seed round of funding and leading into a series A; quarterly investor reporting; managing day-to-day finances and accounting, building the organization's standard and best practices. CFO and Financial Advisor of SORCE, 2020 – Present - Developed a financial model; financial strategy and day-to-day operations; worked with founders to shape pricing models, sales commission structures and baseline expenses to set the business up for scalability and fundraising. CFO and Strategic Advisor of Sharpe Suiting Inc, 2022 - Present - Financial strategy, financial modeling for fundraising, manufacturing ops/finance. Coaching team for fundraising and scaling business.	Portland State University - School of Business MIM, International Business, Socio-Economics, Mandarin, 2004; University of Arkansas B.A., Art History, Printmaking, 2000
Mark Adam	President, CTO, and Co-Founder	President, CTO and Co-Founder of Choix, Inc., 2020 – Present - Responsible for day to day business operations and platform; previously also handled finance and marketing	George Mason University, M.S., Computer Engineering, 2009; George Washington University,

		Enterprise Architect Director of Akamai Technologies, 2013 – 2022 ● Empower America's Web Performance and Akamai experts to define, develop, and deliver Professional Services (PS) engagements to help improve our customer's online businesses. ● Achieved through direct management and marketing of the America's Web Consulting team, establishing strategy and operations for our organizations adaptation to and driving of industry trends (DevOps, APIs, webperf, performance monitoring), and overseeing the execution of our PS offerings (mPulse and Consulting) at the level expected by our diverse client base.	B.S., Computer Engineering, 2006
Aisha Wagner	Co-Chief Medical Officer and Co-Founder	Co-Chief Medical Officer and Co-Founder of Choix, Inc., 2020 – Present ● Co-author of clinical protocols, medical questionnaires, and overall vision of clinical care with Choix ● Consultant and collaborating physician for advanced practice team. Community Health Center, Physician, 2019 - Present ● Providing full-spectrum patient-centered primary care in a Federally Qualified Health Center. Planned Parenthood Los Angeles, Physician Independent Contractor, 2019 - Present ● Providing abortion and contraception care, chart review for advanced practice clinicians, and back-up on call provider. TEACH, Medical Director, 2021 - Present ● Supports training, policy, and advocacy work for TEACH's comprehensive reproductive health training program for primary care clinicians, residents and faculty, including didactic and clinical practice.	University of California San Francisco Family and Community Medicine Residency Program, San Francisco, CA, 2013 – 2016; Keck School of Medicine of the University of Southern California, Los Angeles, CA, Doctor of Medicine, 2013; University of Puget Sound, Tacoma, WA Bachelor of Arts, Spanish, 2005
Lauren Dubey	Chief of Nursing and Co-Founder	Chief Nursing Officer and Co-Founder of Choix, 2020- Present ● Develop and implement clinical protocols for reproductive health startup providing abortion care and other reproductive health services. Author full patient education materials and website content for abortion services; co author	University of California, San Francisco, Masters of Science in Nursing, 2016

<table>
<tr><td></td><td></td><td>educational materials for other services. Launched first fully asynchronous telehealth abortion platform in the United States

Bailey Health/You Health, Hims & Hers, Nurse Practitioner, 2020 – 2021

- Provide asynchronous telehealth services for sexual wellness/health, and primary care (limited).

Femme Next Generation Women's Care, Nurse Practitioner, 2020 - 2022

- Provide routine and urgent gynecologic healthcare cervices to women across the lifespan.

Planned Parenthood Los Angeles, Nurse Practitioner, 2016 - 2020

- Delivered comprehensive reproductive healthcare services to men and women in Los Angeles County at multiple health centers, in person and via telemedicine, including routine and urgent needs. Perform and interpret first and second trimester obstetric ultrasounds in the context of prenatal and abortion care. LARC insertions and removals. Provide medication and pre-operative surgical abortion services</td><td></td></tr>
<tr><td>Moira Rashid</td><td>Co-Chief Medical Officer</td><td>Co-Chief Medical Officer of Choix, Inc., 2022 – Present

- Co-author of clinical protocols, medical questionnaires, and overall vision of clinical care with Choix
- Consultant and collaborating physician for advanced practice team.

Attending Physician, Planned Parenthood Los Angeles, 2019 - Present

- Provide comprehensive reproductive health care, including abortion care up to 17 weeks gestation
- Teach residents and medical students in procedural competency, counseling, and patient management
- Supervise NP and PA practitioners in clinic.

Telehealth Physician, Hims/Hers, 2019 – Present

- Provide telehealth services including reproductive health, dermatology, mental health, and limited primary care.</td><td>University of California, San Francisco, Family and Community Medicine Residency, 2013-2016

Tufts University School of Medicine, Doctor of Medicine, 2013

University of California San Diego, B.A.. International Studies, 2008</td></tr>
</table>

		• Engage with patients via synchronous and asynchronous platforms. Attending Physician, UCLA Urgent Care, 2019 - 2022 • Diagnose and treat common urgent care conditions for pediatric, adult, and geriatric patients including respiratory illness, gynecologic concerns, musculoskeletal injuries, and dermatologic procedures • Refer patients as necessary for emergency or specialty care	
Melissa Madera	Head of Partnerships and Research	Head of Research and Partnerships at Choix, Inc., 2022 – Present Responsible for establishing, building and maintaining partnerships with the variety of different organizations within reproductive care and justice. In addition, leveraging their experience in research and analysis to ensure the Company is defining and meeting their goals for community impact. Founder and Director, The Abortion Diary, 2013 – Present Creator, story-listener, story-sharer, producer, audio editor, and host of the Abortion Diary's podcast. Manage all operations, both technical and administrative. Project Manager and Researcher, The LBJ School of Public Affairs, 2018 - Present Involved in all aspects of Project-SANA including qualitative research, manuscript preparation, interviews, training of research team, mentoring of staff and students, coordinating meetings and reviewing policies and budgets.	Baruch College, B.A., History, 2001 Pace University, MST, Social Studies Education, 2003 Binghamton University, M.A., Latin American and Caribbean History and Graduate Certificate in Feminist Theory, 2006 Binghamton University, Ph.D., Latin American and Caribbean History, 2011
Nitin Rai	Director	Director of Choix, Inc., 2022 – Present Provide board oversight Managing Partner and Founder of Elevate Capital, 2016 - Present Founder and managing partner; oversees investments in startups CEO and Co-Founder of First Insight Corporation, 1994 - Present Responsible for strategy and general CEO duties	Dalhousie University (Halifax, Canada), BSc, Computer Science, 1988

Biographical Information

Cindy Adam: Cindy is the CEO, Co-Founder and a Director of the Company. Cindy completed her Master's Degree in Nursing at the University of California in San Francisco. She started her nursing career practicing full scope primary care with the Santa Rosa and Santa Cruz Community Clinics. She specialized in sexual & reproductive heathcare through her work with the San Francisco Department of Public Health, in private practice with a local ob-gyn, and was one of the first nurse practitioners with an early stage contraceptive care telehealth provider. Cindy also had the pleasure of working with UCSF's Advancing Standards in Reproductive Health Turnaway Study on the experiences of people seeking abortions. Cindy and Lauren Dubey, Chief Nursing Officer for the Company, won the National Abortion Federation 2022 Clinicians in Abortion Care Leadership Award for their work advancing the scope of NP practice through their work at the Company.

Jen Giroux: Jen is the Chief Marketing Officer of the Company. She brings over 20 years of marketing, operational and production experience at boutique creative shops with in-house production capabilities of various disciplines, from radio and print to experiential and digital. Her career has spanned across a wide variety of industries and brands including PUMA, GE, Nike, BitTorrent, Warner Bros. and NewYork-Presbyterian Hospital. Jen's years of managing relationships at the intersection of business and creative led her to executive leadership roles such as Director of Client Service and Managing Director for hyper-creative shops like Syrup & Alldayeveryday. In recent years, Jen shifted her focus to consulting and freelance client service/project management, working with agency founders both in a consulting and management capacity as well as freelancing on select creative and marketing projects.

Rhonda Pitman: Rhonda is the CFO of the Company. She is a finance and operations expert who serves as a CFO and Controller to a wide array of venture backed and burgeoning business clients and startups. Rhonda has spent the last decade focused on early stage companies, building and operationalizing businesses. Prior to that, Rhonda spent 5 years at Ares Management bridging technology, finance and operations for both the public and privately held sides of the organization. She works with founders and leadership that aligns with her own core values and beliefs that diverse representation, planetary and human sustainability are critical to how we build and redefine the future of business and our world.

Mark Adam: Mark is the President, CTO and Co-Founder of the Company. He received his Bachelor of Science in Computer Engineering from The George Washington University, and his Masters of Science from George Mason University. Mark has been involved in all aspects of creating and building online experiences throughout his work history and most recently was an Enterprise Architect Director for Akamai Technologies before he transitioned full-time to the Company. In that role, Mark was responsible for the consulting teams that worked with the largest and most technologically complex companies online to improve their customers' online experience. Mark has brought that experience to building and operating the Company.

Dr. Aisha Wagner: Aisha is the Co-Chief Medical Officer and Co-Founder of the Company. She graduated from the UCSF-SFGH Family Medicine residency and completed both the Reproductive Health Access Project fellowship in NYC and the Leadership Training Academy through Physicians for Reproductive Health—both focusing on advocacy for equity and access within the abortion world. Dr. Wagner currently works at an FQHC in Los Angeles and contracts for Planned Parenthood Los Angeles. As a black physician she draws pride in serving communities of color and strives to bring a reproductive justice framework into her learning, teaching and patient care. Dr. Wagner did her undergraduate studies at University of Puget Sound, attended medical school at University of Southern California and completed residency at the University of California San Francisco Family and Community Medicine Residency Program.

Lauren Dubey: Lauren is the Chief Nursing Officer and Co-Founder of the Company. She completed her Master's Degree in Nursing at the University of California in San Francisco in Family Nursing. Lauren started her nursing career at Planned Parenthood, where she quickly become the official staff trainer for advanced clinical services in prenatal care, abortion care, and ultrasound. She has deep experience providing both urgent and ongoing gynecologic healthcare services to women across the lifespan in person and via telehealth before co-founding the Company, during her time with PPLA, Femme, Bailey Health/You Health, Hims & Hers & Maven Clinic. Lauren and Cindy Adam, the Company's CEO, won the National Abortion Federation 2022 Clinicians in Abortion Care Leadership Award for their work advancing the scope of NP practice through their work at Choix.

Dr. Moira Rashid: Moira is the Co-Chief Medical Officer of the Company. Dr Rashid graduated from the Tufts University School of Medicine and Public Health with a Doctor of Medicine in Public Health. She completed her residency at UCSF-SFGH. She has been officially involved with reproductive healthcare since 2010 through her work with organizations like the Sharewood Project, Physicians for Human Rights and the Senhoa Foundation. In addition,

Dr. Rashid's numerous research papers, presentations and interviews highlight her expertise and advocacy for reproductive healthcare throughout her career in New York City, the San Francisco Bay Area and now Los Angeles where she is a physician for Planned Parenthood and Hims/Hers.

Melissa Madera: Melissa is the Head of Partnerships and Research at the Company. She works directly with Company executives and clinicians to be able to better understand the impact the Company has on the broader community and what partnerships would be best for all parties involved. Melissa leverages her experience in research, storytelling and the abortion care community to ensure the Company understands the variety of different issues and experiences patients had and are having. Melissa has been involved in education, research and bringing a cohesive voice to those that she works with, through her time as a teacher, assistant professor, researcher, interviewer and doula, her insights all have the patient/community first.

Nitin Rai: Nitin is a Director of the Company. He is a highly successful software technology leader and entrepreneur turned Venture Capitalist. Nitin is the Founder and Managing Partner of Elevate Capital, which has invested over $45 million in 54 startups. He started his career in Silicon Valley as an engineer at two startups. In 1994, he founded First Insight Corporation, a highly successful electronic health records (EHR), practice management, and ophthalmic image management software company, and a revenue cycle management service (Fast Pay Health) for eye care professionals based in Hillsboro, Oregon, and Pune, India.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to California law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances. Additionally, the Company has entered into an indemnification agreement with Nitin Rai, a director of the Company.

Employees

The Company currently has 2 employees. The Company also utilizes independent contractors and advisors.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 16,000,000 shares of common stock, par value $0.001 per share (the "**Common Stock**") and 3,100,000 shares of preferred stock, par value $0.001 per share (the "**Preferred Stock**"). All of the Preferred Stock are designated as Series Seed Preferred Stock. Additionally, the Company has established the 2022 Stock Option Plan for which 2,307,000 shares are authorized for issuance thereunder. As of the date of this Form C-AR, 10,000,000 shares of Common Stock and 1,652,824 shares of Series Seed Preferred Stock will be issued and outstanding. Additionally, the Company has not issued any awards under the 2022 Stock Option Plan.

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	10,000,000
Par Value Per Share	$0.001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Common Stock which may dilute the Security.

Type	Series Seed Preferred Stock
Amount Outstanding	1,652,824
Par Value Per Share	$0.001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
Other Rights	(a) Original Issue Price of $0.6504, subject to adjustment; (b) Right to receive non-cumulative dividends at an annual rate of 6% of the Original Issue Price; (c) Liquidation Preference equal to greater of Original Issue Price, plus any dividends declared but unpaid, or such amount per share as would have been payable had all shares converted into Common Stock; (d) Right to convert into Common Stock at any time at the then applicable Original Issue Price; (e) Automatic conversion into Common Stock upon either (i) the consent of the requisite holders or (ii) the closing of a firm commitment underwritten IPO that results in the listing of the Common Stock on the NYSE or NASDAQ and aggregate gross proceeds to the company of at least $50 million; and (f) Protective provisions so long as 51% of the Series Seed issued in the transaction remains outstanding.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Series Seed Preferred Stock which may dilute the Security.

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	Crowd SAFE Reg CF Offering (Simple Agreement for Future Equity)
Face Value	$137,904*
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $12,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

*Includes $2,704 in SAFEs issued to the intermediary.

Outstanding Debt

The Company has the following debt outstanding:

Type	Unsecured Loan Advances from Company Executives and Shareholders
Amount Outstanding	$40,000
Interest Rate and Amortization Schedule	0%
Description of Collateral	Unsecured
Maturity Date	None

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock	$0	10,000,000*	N/A	May 10, 2022	Section 4(a)(2)
Series Seed Preferred Stock	$1,075,000	1,652,824	Sales and Marketing and General Working Capital	May 10, 2022; August 8, 2022; August 26, 2022; September 11, 2022; December 28, 2022	Reg. D Rule 506(b)
Crowd SAFE (Simple Agreement for Future Equity)	$137,904**	215	Product Development and General Working Capital	December 29, 2022	Reg. CF

*Reflects a 1-for-100,000 stock split on such date
**Includes $2,704 in SAFEs issued to the intermediary.

See the section titled "*Capitalization, Debt and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Cindy Adam	4,200,000 shares of Common Stock	36.16%
Mark Adam	4,000,000 shares of Common Stock	34.44%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and in the financial statements attached hereto as <u>Exhibit B</u>, in addition to the following information.

Cash and Cash Equivalents

As of March 31, 2023, the Company had an aggregate of approximately $7,303 in cash and cash equivalents, leaving the Company with one month of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

In December 2022, the Company completed an offering pursuant to Regulation CF and raised $135,200.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. Please see the financial statements attached as <u>Exhibit B</u>.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

(i)   In May 2020 and June 2020, respectively, Cindy and Mark Adam, executives and shareholders of the Company, provided two (2) loan advances to the Company of $25,000 and $15,000, respectively, for an aggregate amount of $40,000. The balance as of March 31, 2023 was $40,000. These loan advances do not carry an interest rate and do not have a maturity date.

EXHIBIT B
FINANCIALS (UNAUDITED)
(EXHIBIT B TO FORM C-AR)
May 1, 2023

CHOIX, INC.



CHOIX INC

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Closed - FRB Acct	0.00
Operating -9423	60,964.11
Total Bank Accounts	**$60,964.11**
Total Current Assets	**$60,964.11**
TOTAL ASSETS	**$60,964.11**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
American Express	**62,725.79**
Total Credit Cards	**$62,725.79**
Other Current Liabilities	
Short-term loans from shareholders	**40,000.00**
Total Other Current Liabilities	**$40,000.00**
Total Current Liabilities	**$102,725.79**
Long-Term Liabilities	
Reg CF Convertible SAFE	41,070.94
Total Long-Term Liabilities	**$41,070.94**
Total Liabilities	**$143,796.73**
Equity	
Common stock	
Advanced Wellness Center	25,000.00
Blake Kopocho	25,000.00
Dorothy Chou	10,000.00
Rachel R Raynes	15,000.00
Total Common stock	**75,000.00**
IRS Tax Payments	-339.98
Preferred stock	
Ankur Sharma	4,980.00
ELEVATE CAPITAL Preferred Stock	999,999.75
Total Preferred stock	**1,004,979.75**
Retained Earnings	-11,226.93
Net Income	-1,151,245.46
Total Equity	**$ -82,832.62**
TOTAL LIABILITIES AND EQUITY	**$60,964.11**

CHOIX INC

Profit and Loss

January - December 2022

	TOTAL
Income	
Non Profit Patient Assistance Income	3,177.00
Sales	1,104,121.17
Total Income	**$1,107,298.17**
Cost of Goods Sold	
Cost of goods sold	
Medicines	386,429.26
Total Cost of goods sold	**386,429.26**
Total Cost of Goods Sold	**$386,429.26**
GROSS PROFIT	**$720,868.91**
Expenses	
Advertising & marketing	11,544.37
Branding	57,030.95
Events	1,870.50
Google Ads	474,762.57
Public Relations	30,300.00
Research and Development	198.00
Search Ads	8.92
Social media	9,397.97
Website	3,861.16
Total Advertising & marketing	**588,974.44**
Ask my accountant	2,635.76
Consulting	27,882.44
Contract labor	21,833.75
Employee benefits	
Employee retirement plans	16,320.08
Health insurance & accident plans	65,341.86
Workers' compensation insurance	
WA Worker's Compensation	45.35
Total Workers' compensation insurance	**45.35**
Total Employee benefits	**81,707.29**
General & Administrative	
Bank fees & service charges	765.08
Business licenses	2,271.00
Contributions to charities	906.25
Dues and Subscriptions	59.00
Memberships & subscriptions	87.91

CHOIX INC

Profit and Loss

January - December 2022

	TOTAL
Recruiting	856.50
Rent	6,500.00
State Taxes	139.00
Taxes and Licenses	144.00
Total General & Administrative	**11,728.74**
Insurance	17,863.36
General Liability insurance	2,594.42
Professional Liability	9,117.29
Total Insurance	**29,575.07**
Interest paid	
Credit card interest	3,370.08
Total Interest paid	**3,370.08**
Legal & accounting services	
Accounting fees	22,685.00
Compliance & Regulatory	5,830.00
Crowdfunding	41,975.67
Legal Fees	216,653.69
Total Legal & accounting services	**287,144.36**
Meals	
Office Meals	29.99
Travel meals	17.00
Total Meals	**46.99**
Office expenses	
EHR & Telehealth	18,307.73
Office supplies	251.69
Shipping & postage	728.98
Software & apps	27,220.65
Telephone and Internet	4,961.67
Total Office expenses	**51,470.72**
Payroll expenses	-77,381.00
Officers' salaries	190,578.00
Payroll Credit	-0.03
Salaries & wages	573,400.53
State Licensing	11,925.30
Total Payroll expenses	**698,522.80**
Payroll Processing Fees	3,382.48
Reimbursements	608.36

CHOIX INC

Profit and Loss
January - December 2022

	TOTAL
Taxes paid	0.00
Payroll taxes	
CA State Employer	0.00
CA SUI Employer	1,190.01
California Employment Training Tax	35.02
CO Employer SUI	2.89
Denver Employer OPT	0.00
Federal SUI	462.02
FICA Employer	43,075.79
FL State Unemployment	189.00
IL State Tax	0.00
Medicare	10,074.06
NH Employer Administrative	56.01
NH Employer SUI	322.01
OH - SUTA	243.00
OH Workers Comp	6.09
OR State Unemployment	1,144.84
Trimet Excise Tax	442.45
WA Employer Industrial Insurance	286.98
WA Employer Rate class 1-40	12.53
WA Employer SUI	968.78
** Total Payroll taxes**	**58,511.48**
Total Taxes paid	**58,511.48**
Tech Stipend	5,729.86
Travel	
Airfare	2,033.65
Hotels	683.21
Taxis or shared rides	59.76
Total Travel	**2,776.62**
Unapplied Cash Bill Payment Expense	0.00
Total Expenses	**$1,875,901.24**
NET OPERATING INCOME	**$ -1,155,032.33**
Other Income	
Cash Rewards	2,853.38
Credit card rewards	1,136.24
Total Other Income	**$3,989.62**
Other Expenses	
Vehicle expenses	
Parking & tolls	108.00

CHOIX INC

Profit and Loss

January - December 2022

	TOTAL
Vehicle gas & fuel	94.75
Total Vehicle expenses	**202.75**
Total Other Expenses	**$202.75**
NET OTHER INCOME	**$3,786.87**
NET INCOME	**$ -1,151,245.46**